Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have issued our reports dated April 18, 2007, accompanying the financial statements (which report expressed an unqualified opinion and contains an explanatory paragraph relating to the adoption of SFAS 123R effective January 29, 2006) and schedule and management’s assessment of the effectiveness of internal control over financial reporting included in the Annual Report to Stockholders of Books-A-Million, Inc. for the year ended February 3, 2007 and incorporated herein by reference. We hereby consent to the incorporation by reference of said reports in the Registration Statements of Books-A-Million, Inc. on Forms S-8 (File No. 333-135719, File No. 333-126008, File No. 333-116831, File No. 333-84822, File No. 333-34384, File No. 333-58619, File No. 33-72812 and File No. 33-86980).

/s/ GRANT THORNTON LLP

Atlanta, Georgia

April 18, 2007